

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 19, 2007

<u>Via U.S. Mail and Fax (256-382-3935)</u>
Mr. Randall E. Curran
Chief Executive Officer
ITC Deltacom, Inc.
7037 Old Madison Pike
Huntsville, AL 35806

        RE: ITC Deltacom, Inc.
                Form S-1 filed August 31, 2007
                File No. 333-145818

                Form 10-K for the fiscal year ended December 31, 2006
                Filed March 29, 2007

                Form 10-Q for the quarter ended June 30, 2007
                File No. 1-8497

Dear Mr. Curran:

We have reviewed your supplemental response letter dated November 1, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated September 28, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K – December 31, 2006</u>

Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-9

Customer Acquisition Costs, page F-11

1.   We note your response to prior comment 5. We continue to believe that the third-party installation costs are under the scope of Questions 3 and 4 of SAB Topic 13(A)(3)(f). As such, the incremental direct costs incurred related to the acquisition or origination of a customer contract that may or may not generate deferred revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. Accordingly, if the third-party installation costs can be recovered over the initial contract term for each specific customer (i.e. a specific contractual arrangement exists, the contractual arrangement is legally enforceable, management intends to enforce the contractual arrangement and probable and objectively supportable net margins exist during the initial term of the contractual arrangement to support the recoverability of the deferred costs), you should recognize such costs over the period of the contract. Since you amortize the installation and acquisition costs over the two year average initial customer contract, you should revise to limit the amortization period to the initial contract term for each specific customer. You should expense any excess installation costs (the portion that cannot be recovered over the initial contract term) immediately. If you are unable to recover the installation costs, you should revise to expense such costs immediately. If a customer terminates its contract during the initial contract term, the related customer installation costs should be written off.

Note 10 – Other Equity Interests, page F-27

2.   We have considered your response to comment 7. We continue to believe that you should record the Series D warrants as a liability pursuant to the guidance in paragraph 11 of FAS 150, as the Series D warrants may require you to settle the obligation of the warrants by transferring assets.

*   *   *   *

As appropriate, please amend your registration statement and related filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile (703) 610-6200
        Richard J. Parrino, Esq.
        Hogan & Hartson L.L.P.